Exhibit 10.1

August 3, 2011

John C. Small, CFA
23 Rock Shelter Road
Waccabuc, NY 10597

Dear Mr. Small,

We are delighted to confirm to you that we are offering you the position of Head of Strategy and Corporate Development at Function(x) Inc. (“Function(x)” or the “Company”), subject to the terms and conditions set forth herein.  Assuming you accept our offer, you will become an at-will employee commencing with the start date stated in Section 1 of this letter.  The terms and conditions of your employment with Function(x) are set forth in this letter and our employee manual.  This offer is subject to the satisfactory completion of the conditions set forth in Section 14(a) of this letter.

1.           Start Date.  Your date of hire will be on or before August 16, 2011.

2.           Duties.  You will work in New York, New York and report to the Chief Executive Officer.  You shall devote your full time, attention, energy, knowledge, best professional efforts and skills to the duties assigned to you.

3.           Compensation.

(a)           Base Salary.  In consideration for the performance of your services hereunder, you will be paid a base salary at the annual rate of Three Hundred Thousand Dollars ($300,000.00) (“Base Salary”), payable in accordance with the Company’s normal payroll practices and subject to applicable tax and payroll withholdings and deductions.  Currently, the Company’s payroll is payable on the fifteenth and the last day of each month.  As an exempt employee, you will not be eligible for overtime pay.

(b)           Start-Up Bonus:  Upon execution of this letter agreement and commencement of your employment, you will receive a bonus in the amount of One Hundred Thousand Dollars ($100,000.00), provided, however, that if, during the first twelve months of your employment, you are terminated for Cause (as defined in Section 6(c) below) or you voluntarily terminate your employment, you agree to promptly repay the sign-on bonus to the Company.

(c)           Discretionary Bonus.  You will also be eligible to receive a discretionary bonus up to One Hundred Percent (100%) of your annual base salary, the existence and amount of which is determined in the sole discretion of the Company.  Unless expressly and specifically agreed to in writing, no bonus compensation will be earned, paid or awarded unless you are in the continuous employment of the Company through the date of payment.

902 Broadway, 11th Floor, New York, NY  10010/212-231-0092

(d)           Option Grants:  If and when approved by the Company’s Compensation Committee, you shall receive a minimum grant aggregating One Million Five Hundred Thousand (1,500,000) stock options, which shall be granted at the beginning of the first Employment Year (as defined below), as set forth below:

(i)           For Employment Year One:  One Million (1,000,000) stock options;

(ii)           For Employment Year Two:  Two Hundred Fifty Thousand (250,000) stock options;

(iii)           For Employment Year Three:  Two Hundred Fifty Thousand (250,000) stock options.

(iv)           You will also be eligible to receive additional discretionary stock option grants at the beginning of your second and third employment years as follows:

(1)           For Employment Year Two:  Two Hundred Fifty Thousand (250,000) stock options;

(2)           For Employment Year Three:  Two Hundred Fifty Thousand (250,000) stock options.

(v)           The number of options granted to you will be increased in the event that, at the time of the adoption of the Company-wide plan, awards for employees at your level are increased, and your award will be adjusted to reflect that increase, so that those additional awards will be made at the time a Company-wide stock option plan is adopted by the Compensation Committee.

(vi)           The strike price for the initial and additional options will be fixed by the Compensation Committee, but it is estimated to be the greater of (1) twice the base price of the current PIPE offering1 or (2) the fair market value of the Company’s common stock at the time of the grant.

(vii)           The stock options, when granted, are anticipated to vest ratably, in arrears, on an annual basis at the end of each Employment Year over a three-year period commencing with the first day of each applicable Employment Year set forth above (as an example and for avoidance of doubt, options granted for the beginning of Employment Year Two in (ii) above vest one-third at the end of each of the second, third, and fourth Employment Year).

(viii)           For the purpose of this letter agreement, an “Employment Year” shall be a full calendar year commencing on the date Employment begins at the Company.

4.           Benefits.  Subject to the eligibility requirements and other terms and conditions of the respective plan documents, you may be eligible to participate in benefits offered by the Company, as may be in effect or modified from time to time.  Furthermore, you are currently eligible for three (3) weeks of paid vacation time per calendar year (such vacation days to be prorated based on the date you commence employment with the Company) in accordance with, and subject to, the Company’s vacation policy, as it may change from time to time, with the timing of any such vacation to be agreed upon with your manager.  You will be entitled to reimbursement of travel and other business expenses in accordance with the Company’s guidelines commensurate with your level of compensation and responsibility.

5.           Employment Status.  Your employment with the Company will be “at will”, meaning that either you or the Company may terminate your employment at any time and for any reason.  Nothing contained in this letter is intended to nor shall be construed as altering such “at will” employment status or creating a contract or agreement to employ you for a specific term.  Although your duties, title, compensation and benefits, as well as the Company’s personnel guidelines and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and an authorized officer of the Company.

1 Price to be confirmed in writing after PIPE consummated

6.           Severance.

(a)           In the event your employment is terminated due to your death, Disability (as defined in Section 6(e) below) or is terminated by the Company without Cause (as defined in Section 6(c) below), or in the event there is a Change of Control (as defined in Section 6(d) below):

(i)           You shall receive the Termination Payments (as defined in Section 6(b) below);

(ii)           You shall also be paid a lump sum by the Company, which shall be paid as soon as practicable but not later than thirty (30) days following such termination date, equal to the Base Salary in effect on the date of termination for a three (3) month period following such termination (the “Post Termination Salary Payment”);

(iii)           You shall also be paid a pro-rated annual bonus based on the prior year’s bonus;

(iv)           Any stock options previously granted under Section 3(d) of this letter agreement shall vest as follows:

(1)           If there is a Change of Control, all granted options shall vest;

(2)           If termination is by the Company without Cause or due to Death, all options granted shall vest, except options granted under 3(d)(ii) shall vest only if such termination occurs after the first Employment Year and options granted under 3(d)(iii) shall vest only if such termination occurs after the second Employment Year;

(3)           If termination is due to Disability, options granted under Sections 3(d)(i) and 3(b)(ii) shall vest only if you have been employed at least one full Employment Year before termination, and options granted under Section 3(d)(iii) shall vest only if you have been employed at least two full Employment Years before termination; and

(4)           If termination is due to Cause, then you shall only be entitled to retain those options which have vested as of the date of termination.

(b)           In the event you voluntarily terminate your employment or your employment is terminated by the Company for Cause (as defined in Section 6(c) below), you shall be paid, as soon as practicable but no later than thirty (30) days following such termination, (i) all earned but unpaid Base Salary through the date of termination; (ii) any previously awarded and unpaid bonus; and (iii) all unpaid reimbursable expenses incurred by you through the date of termination (the “Termination Payments”). In the event your employment is terminated for Cause, you shall have no further obligation or liability to the Company in connection with the performance of this agreement (except the continuing obligations specified in Section 8 and Section 9 of this letter agreement).

(c)           For the purposes of this letter agreement, “Cause” shall mean that you have:

(i)           falsified or omitted information as required by Section 11 of this letter agreement;

(ii)           committed an act which, as set forth in any employment handbook promulgated by the Company, may lead to termination of employment;

(iii)           engaged in any intentional act of fraud against the Company;

(iv)           engaged in willful malfeasance or gross negligence in the performance of this letter agreement or capacity as an employee of the Company;

(v)           refused to perform the duties required or requested consistent with your obligations under this letter agreement and under law, which refusal continues for more than five (5) days following the Company’s written notice of such refusal;

(vi)           been convicted of a felony or entering a plea of nolo contendre to a felony charge;

(vii)           materially breached this letter agreement; or

(viii)           engaged in an act which leads to a finding by the Securities and Exchange Commission, which, in the opinion of independent counsel selected by the Company, could reasonably be expected to impair or impede the Company’s ability to register, list, or otherwise offer its stock to the public, or to maintain itself as a publicly-traded company in good standing with the Securities and Exchange Commission.

(d)           For the purposes of this letter agreement, “Change of Control” shall mean the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)           any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (an “Exchange Act Person”) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than thirty-five percent (35%) of the combined voting power of the Company, then outstanding securities other than by virtue of a merger, consolidation or similar transaction, provided that, notwithstanding the foregoing, a Change in Control shall not be deemed to occur (i) if Robert F.X. Sillerman or affiliates of his (a “Sillerman Controlled Entity”) beneficially own more than such thirty-five percent (35%) at any time; or (ii) solely because the level of ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided further that if a Change in Control would occur (but for the operation of this proviso) as a result of the acquisition of voting securities by the Company, and after such share acquisition, any such Subject Person (so long as not a Sillerman Controlled Entity) becomes the owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities owned by such Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii)           there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company if, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction;

(iii)           there is consummated a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportion as their ownership of the Company immediately prior to such sale, lease, license or other disposition; or

(iv)           during any period of 12 consecutive months, individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority thereof unless the election, or the nomination for election by stockholders, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period.

(e)           For the purposes of this letter agreement, “Disability” shall mean your inability, or failure, to perform the essential functions of your position, with or without reasonable accommodation, for any period of six (6) consecutive months or more, by reason of any medically determinable physical or mental impairment.

(f)           The Company will provide the following post-termination health and dental benefits under the circumstances outlined below:

(i)           The Company agrees that in the event of the your death during the Term, the Company will pay to your estate the following, which shall be distributed in accordance with the your will or testamentary plan, as directed by any court having jurisdiction over such estate, or as directed by any duly appointed administrator or executor of your estate, the full costs relating to the continuation of any group health and dental plan provided through the Company in which you participated at the time of your death, and through which coverage was provided to any of your dependent(s) at the date of your death, for a period of two (2) months following your death, without regard to the availability or expiration of any continuation option or feature provided by the plan(s), or as otherwise provided to a lesser extent by applicable law at the time of your death.

(ii)           In the event the Company terminates your employment without Cause or upon Change of Control, other than due to Disability or death, a continuation of the health and dental benefits provided to you and your covered dependents under the Company’s health and dental plans as in effect from time to time (except that if providing any such benefit under the terms of a plan would cause an adverse tax effect, the Company may provide you with equivalent cash payments outside of the plan at the same time the benefits would otherwise have been taxable to you) for a period of two (2) months following such termination, with no additional cost or charge payable by you.

(g)           Notwithstanding the foregoing, if at the time of your Separation from Service (as defined in Treasury Regulation 1.409A-1(h)) you are a “specified employee” within the meaning of Code Section 409A(a)(2)(B)(i), any amount or benefits that constitutes “nonqualified deferred compensation” within the meaning of Code Section 409A that becomes payable to you on account of your Separation from Service will not be paid until after the earlier of (i) first business day of the seventh month following your Separation from Service, or (ii) the date of your death (the “ 409A Suspension Period ”). Within fourteen (14) calendar days after the end of the 409A Suspension Period, you shall be paid a cash lump sum payment equal to any payments (including interest on any such payments), and benefits that the Company would otherwise have been required to provide under this Section 6 but for the imposition of the 409A Suspension Period delayed because of the preceding sentence. Thereafter, you shall receive any remaining payments and benefits due under this agreement in accordance with the terms of this Section (as if there had not been any Suspension Period beforehand).

(h)           The Company may provide (in its sole discretion) that you may continue to participate in any benefits delayed, provided that you shall bear the full cost of such benefits during such delay period.  Upon the date such benefits would otherwise commence pursuant to this Section 6 hereof, the Company shall reimburse you the Company’s share of the cost of such benefits, to the extent that such costs otherwise would have been paid by the Company or to the extent that such benefits otherwise would have been provided by the Company at no cost to you, in each case had such benefits commenced immediately upon the termination of your employment.  Any remaining benefits shall be reimbursed or provided by the Company in accordance with the schedule and procedures specified herein.

(i)           Impact of Section 409A.  It is the intention of both the Company and you that the benefits and rights to which you could be entitled pursuant to this Agreement comply with Code Section 409A and the Treasury Regulations and other guidance promulgated or issued thereunder (“Section 409A”), to the extent that the requirements of Section 409A are applicable thereto, and the provisions of this Agreement shall be construed in a manner consistent with that intention.  If you or Function(x) believes, at any time, that any such benefit or right that is subject to Section 409A does not so comply, each of us shall promptly advise the other and shall negotiate reasonably and in good faith to amend the terms of such benefits and rights such that they comply with Section 409A (with the most limited possible economic effect on you and on the Company).

(i)           Distributions on Account of Separation from Service.  If and to the extent required to comply with Section 409A, no payment or benefit required to be paid under this Agreement on account of termination of your employment shall be made unless and until you incur a “separation from service” within the meaning of Section 409A.

(ii)           No Acceleration of Payments. Neither the Company nor you, individually or in combination, may accelerate any payment or benefit that is subject to Section 409A, except in compliance with Section 409A and the provisions of this Agreement, and no amount that is subject to Section 409A shall be paid prior to the earliest date on which it may be paid without violating Section 409A.

(iii)           Treatment of Each Installment as a Separate Payment and Timing of Payments. For purposes of applying the provisions of Section 409A to this Agreement, each separately identified amount to which you are entitled under this Agreement shall be treated as a separate payment.  In addition, to the extent permissible under Section 409A, any series of installment payments under this Agreement shall be treated as a right to a series of separate payments.  Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company.

(j)           Payment Following a Change in Control.  In the event that the aggregate of all payments or benefits made or provided to you under this Agreement and under all other plans and programs of the Company (the “Aggregate Payment”) is determined to constitute a Parachute Payment, as such term is defined in Section 280G(b)(2) of the Code, the Company shall pay you, prior to the time any excise tax imposed by Section 4999 of the Code (“Excise Tax ”) is payable with respect to such Aggregate Payment, an amount (the “Gross-Up Payment”) which, after the imposition of all excise, federal, state and local income taxes on the Aggregate Payment and the Gross-Up Payment, enables you to retain a total amount equal to the Aggregate Payment. The determination of whether the Aggregate Payment constitutes a Parachute Payment and, if so, the amount to be paid to you and the time of payment pursuant to this subsection shall be made not later than sixty (60) days following each Change in Control by an independent auditor (the “Auditor”) jointly selected by you and the Company and paid by the Company . The Auditor shall be a nationally recognized United States public accounting firm which has not, during the two years preceding the date of its selection, acted in any way on behalf of the Company or any affiliate thereof. If you and the Company cannot agree on the firm to serve as the Auditor, then we shall each select one accounting firm and those two firms shall jointly select the accounting firm to serve as the Auditor.

7.           Compliance with Policies and Procedures.  You agree to be bound by and to comply fully with all Company policies and procedures for employees.

8.           Confidentiality.

(a)           You acknowledge that, as a result of your employment with the Company, you will be in possession of trade secrets and confidential and proprietary information (the "Confidential Information") of the Company.  You agree to keep secret all Confidential Information and not to disclose Confidential Information to anyone outside of the Company (other than to the Company's advisors, agents, consultants, financing sources and other representatives), except in connection with the performance of your duties under this letter, provided that: (i) you shall have no such obligation to the extent Confidential Information is or becomes publicly known, other than as a result of your breach of your obligations hereunder; and (ii) you may disclose such information pursuant to a court or similar order, but you agree to use reasonable efforts to provide the Company with prompt notice of such request so that the Company may seek an appropriate protective order.  You agree to deliver promptly to the Company at the termination of your employment, or at any other time the Company may so request, all memoranda, notes, records, reports, and other documents (including electronically stored information) relating to the Company's business which you obtained while employed by, or otherwise serving or acting on behalf of, the Company and which you may then possess or have under your control. You acknowledge that the disclosure of Confidential Information would have a material adverse effect on the operations and development of the business of the Company. Therefore, you agree that in the event of your failure to comply with the provisions of this Section 8(a) the Company shall be entitled to the entry of an injunction or other equitable relief and you shall not object to such injunction or equitable relief on the basis of an adequate remedy at law or other reason. This remedy shall be in addition to any other remedies available to the Company.

(b)           You agree not to disclose the terms of this letter to anyone except your immediate family and your tax advisors or legal counsel, prospective employers (but with disclosure limited to terms relating to your post-employment restrictions under this letter), pursuant to a court or similar order, or in connection with any proceeding to enforce your rights under this letter or any other agreement between you and the Company, except as otherwise required by law.

9.           Company Work Product. You acknowledge and agree that all of the ideas, concepts, inventions and work product rendered or provided by you during the term of your employment which directly or indirectly relate to the Company's business, whether alone or in conjunction with others (collectively, and without limitation, the "Company Work Product"), whether created at home or at the office and whether or not created during normal business hours, shall (a) be the sole and exclusive property of the Company and you shall not have any right, title or interest therein and (b) constitute "works made for hire" under all applicable copyright, trademark, and similar or related statutes, regulations, or decisional law.  In furtherance of the foregoing, you hereby assign to the Company all of your rights, title, and interest, whether choate or inchoate or whole or partial, in any Company Work Product created, developed, or discovered by you during the term of your employment.  You further agree to cooperate fully and promptly with, and otherwise facilitate, any efforts by the Company to vest in the Company all rights, title and interest in and to the Company Work Product and to register, preserve, and protect the Company Work Product from use by others, or from dilution or diminution.  You agree to execute and deliver any and all documents, agreements and instruments to evidence the rights of the Company in the Company Work Product as provided in this Section 9. You hereby irrevocably name the Company as your attorney-in-fact, and irrevocably grant to the Company a power of attorney to execute and deliver any and all documents, agreements and instruments in your name as may be reasonably required to give effect to this Section 9; provided, that this power of attorney shall be exercised only with respect to any document, agreement or instrument that you fail to execute and deliver after five days written request by the Company.  The rights granted to the Company in this Section 9 shall continue in effect after the termination or expiration of your employment term to the extent necessary for the Company's full enjoyment of such rights.

10.           Restrictive Covenants.

(a)           During the Term and for a period of one (1) year after termination of your employment hereunder, you shall not engage, whether directly or indirectly, through a sole proprietorship, or as an employee, officer, consultant, director, manager, managing member, stockholder, limited partner, general partner, trustee or member of any corporation, general partnership, limited partnership, trust, limited liability company or any other entity, in any business which is directly competitive with the Company’s Business. For purposes of this Section 10, the term “Business” shall mean (x) any business in which the Company is actually engaged as of the termination date of your employment or (y) any business in which, as of the termination date of your employment, the Company, with your knowledge and/or participation, is actively planning on becoming engaged during within the ensuing twelve (12) months from the termination date of your employment.

(b)           During the Term and for a period of one (1) year after termination of your employment hereunder, you shall not:

(i)           Request, induce or attempt to influence any person or entity who is or was a client, customer, contractor or supplier of the Company to limit, curtail or cancel its business with the Company; or

(ii)           Request, induce, or attempt to influence any current or future officer, director, employee, consultant, agent or representative of the Company to: (A) terminate his, her, or its employment or business relationship with the Company; or (B) commit any act that, if committed by you, would constitute a breach of any term or provision of this Section 10.

11.           Background Information.  As more fully described on the following pages, the Company may conduct a background check, which may include a “consumer report” and/or an “investigative consumer report” prepared by Function(x) or by a third party.  These reports may be obtained at any time after receipt of your authorization and, if you are hired, throughout your employment.  Falsification or omission of any information previously provided to the Company or provided to the Company on the attached release may disqualify you for employment or result in your immediate dismissal, if hired.  Your rights relating to this background check are more fully set forth on the attached release.

12.           Representations.  You represent, warrant and covenant to the Company that you are free to execute this letter and provide the services contemplated hereunder and the engagement hereunder does not conflict with or violate, and will not be restricted by any pre-existing business relationship or agreement to which you are a party or are otherwise bound.  Without limiting the foregoing, you further represent, warrant and covenant to the Company that you are under no contractual commitments, including without limitation, any confidentiality, proprietary rights, non-solicitation, non-competition agreement or similar type of restrictive covenant agreement, inconsistent with your obligations to the Company and that you will not at any time during the course of your employment by the Company violate and/or breach any obligation or contractual/common law commitment that you may have to a third party or prior employer.

13.           Superseding of Prior Understandings or Agreements; No Employment or Compensation Guarantees or Other Modifications Except as Provided Herein.  You acknowledge that you have not relied on any oral or written representations or understandings not explicitly contained herein in executing this letter.  This document supersedes any and all oral or written understandings or agreements regarding your employment with the Company or any of its affiliates.  No employee or representative of the Company, other than in a writing signed by an authorized officer of the Company, may enter into any agreement or understanding (a) guaranteeing you employment with the Company for any specific duration, (b) providing you with a guaranteed level of compensation with the Company, whether incentive compensation, severance pay or otherwise, or (c) otherwise modifying the terms of this letter.

14.           Miscellaneous.

(a)           This offer is subject to the satisfactory completion of the Company’s standard drug, background and reference screening, authorization of your right to work in the United States, and the absence of any non-competition agreement or other restrictions that would prohibit or interfere with your working for the Company.

(b)           If any provision of this letter is or becomes invalid, illegal or unenforceable in any respect under the law, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired.

(c)           This letter shall be governed by and construed in accordance with the laws of the State of New York, without giving reference to the principles of conflicts of laws or where the parties are located at the time a dispute arises.

We look forward to you joining the Company.  If the terms of this letter are acceptable to you and you are ready, willing and able to abide by all the conditions enumerated herein, please sign and date this letter below and return it to me by the deadline provided above.

Sincerely,

Janet Scardino
Chief Executive Officer

Acknowledged and Agreed to:

Name:
Date: